SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MASTEC, INC.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
576323109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	576323109	13G

1	NAMES OF REPORTING PERSONS Jon L. Wanzek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		637,566(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		339,740(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		637,566(1)

WITH	8	SHARED DISPOSITIVE POWER

339,740(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

977,306(1)(2)

10	AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.289%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Of such 637,566 shares of Common Stock, (i) reporting person is the direct beneficial owner of 231,149 shares of Common Stock and (ii) reporting person is the indirect beneficial owner of 406,417 shares of Common Stock held by Trust B under the Amended and Restated Living Trust of Leo Wanzek dated February 2, 2000 (“Trust B”) of which reporting person is a trustee having sole voting and investment power.
(2) Of such 339,740 shares of Common Stock, (i) reporting person is the indirect beneficial owner of and has shared voting and dispositive power over 231,419 shares of Common Stock held by The Wanzek Construction 2008 Irrevocable Trust (“IDIT”) of which reporting person is one of two trustees; (ii) reporting person is the direct beneficial owner of 50,148 shares of Common Stock held by The Jon L. Wanzek 2008 Two-Year Irrevocable Annuity Trust (“GRAT”) of which reporting person is one of two trustees; (iii) reporting person disclaims beneficial ownership of 31,796 shares of Common Stock held by the Wanzek Family Foundation of which he is an officer and director; and (vi) reporting person disclaims beneficial ownership of 26,377 shares of Common Stock held by his mother, Janet L. Wanzek, over which he has shared voting and dispositive power pursuant to a durable power of attorney.
(3) Based on 75,811,991 shares of Common Stock outstanding as reported by MasTec, Inc. in its Quarterly Report for the quarterly period ended September 30, 2009.

Item 1(a)	Name of Issuer:
     MASTEC, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
     800 Douglas Road, 12th Floor, Coral Gables, FL 33134

Item 2(a)	Name of Person Filing:
     Jon L. Wanzek

Item 2(b)	Address of Principal Business Office or, if None, Residence:
     421 Harwood Drive, Fargo, ND, 58104

Item 2(c)	Citizenship:
     United States of America

Item 2(d)	Title of Class of Securities:
     Common Stock, $0.10 par value

Item 2(e)	CUSIP Number:
     576323109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 977,306 (1)(2)

(b)	Percent of class: 1.289%(3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 637,566 (1)

(ii)	Shared power to vote or to direct the vote 339,740 (2)

(iii)	Sole power to dispose or to direct the disposition of 637,566 (1)

(iv)	Shared power to dispose or to direct the disposition of 339,740 (2)

(1)	Of such 637,566 shares of Common Stock, (i) reporting person is the direct beneficial owner of 231,149 shares of Common Stock and (ii) reporting person is the indirect beneficial owner of 406,417 shares of Common Stock held by Trust B under the Amended and Restated Living Trust of Leo Wanzek dated February 2, 2000 (“Trust B”) of which reporting person is a trustee having sole voting and investment power.

(2)	Of such 339,740 shares of Common Stock, (i) reporting person is the indirect beneficial owner of and has shared voting and dispositive power over 231,419 shares of Common Stock held by The Wanzek Construction 2008 Irrevocable Trust (“IDIT”) of which reporting person is one of two trustees; (ii) reporting person is the direct beneficial owner of 50,148 shares of Common Stock held by The Jon L. Wanzek 2008 Two-Year Irrevocable Annuity Trust (“GRAT”) of which reporting person is one of two trustees; (iii) reporting person disclaims beneficial ownership of 31,796 shares of Common Stock held by the Wanzek Family Foundation of which he is an officer and director; and (vi) reporting person disclaims beneficial ownership of 26,377 shares of Common Stock held by his mother, Janet L. Wanzek, over which he has shared voting and dispositive power pursuant to a durable power of attorney.

(3)	Based on 75,811,991 shares of Common Stock outstanding as reported by MasTec, Inc. in its Quarterly Report for the quarterly period ended September 30, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
The reporting person no longer is the beneficial owner of more than five percent of the Common Stock of MasTec, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010 (Date)
/s/ Jon L. Wanzek
(Signature)

Jon L. Wanzek
(Name and Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).